April 29, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Myra Moosariparambil and Kimberly Calder

Re:	Leishen Energy Holding Co., Ltd.
Form 20-F for Fiscal Year Ended September 30, 2025
Filed January 30, 2026
File No. 001-42445

Dear Staff,

Leishen Energy Holding Co., Ltd. (the “Company,” “we,” “our” or “us”) hereby respectfully submits our response to the comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on April 16, 2026, relating to the above referenced Form 20-F for Fiscal Year Ended September 30, 2025 (the “20-F”). The Company is concurrently submitting an amended annual report on Form 20-F/A for the fiscal year ended September 30, 2025 (the “20-F/A”).

The Staff’s comments from its letter dated April 16, 2026 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the 20-F where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the 20-F/A.

Form 20-F for Fiscal Year Ended September 30, 2025

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting and Attestation

Report of the Registered Public Accounting Firm, page 90

1.	As the company has previously filed an annual Form 20-F, it no longer meets the exemption requirements. Please amend the filing to provide management’s annual report on internal control over financial reporting as required by Part II, Item 15(b) of the Form 20-F. Please ensure the amendment includes updated certifications that refer to the Form 20-F/A.

Response: We have revised the disclosure on pages 90 and 91 of the 20-F/A in response to the Staff’s comment. In our revised disclosure, we have included our management’s annual report on internal control over financial reporting. Additionally, we have updated exhibits 12.1, 12.2, 13.1 and 13.2 to update management’s certifications that refer to the Form 20-F/A.

Index to Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 20 – Segment Information, page F-31

2.

Please amend your filing to provide the segment information required by Accounting Standard Update 2023-07 or explain why you believe you are not subject to the amendments in the Update. To the extent you agree the Update is applicable in the current period, please provide all disclosures required by ASC 280-10-50, including:

●	The title and position of the individual or the name of the group or committee identified as the chief operating decision maker. See ASC 280-10-50-21(c).
●	Each segment’s measure(s) of profit or loss used by the chief operating decision maker (CODM) in assessing segment performance and allocating resources. See ASC 280-10-50-28A and 50-29.f.
●	Disclosures that reconcile the segmented information with consolidated financial information for each period an income statement is presented, as required by ASC 280-10-50-30 and 50-31.
●	Significant expense categories that are regularly reviewed by the CODM and included in reported segment profit or loss in accordance with ASC 280-10-50-26A. If you do not disclose significant expense categories for one or more reportable segments, explain the nature of the expense information the CODM uses to manage operations. See ASC 280-10-50-26C.
●	Disclose amounts of other segment items that may be required by ASC 280-10-50-26B, as applicable.

Response: We have revised the disclosure on pages F-31 and F-32 of the 20-F/A in response to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact our counsel, Huan Lou, Esq. at McCarter & English, LLP at hlou@mccarter.com or by telephone at 212-609-6836.

Very truly yours,

/s/ Hongliang Li
Hongliang Li
Chief Executive Officer

cc:	Huan Lou, Esq.
McCarter & English, LLP